UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐Form 20-F	☐ Form 11-K	☑Form 10-Q
☐Form 10-D	☐Form N-SAR	☐Form N-CSR

For Period Ended:                                April 18, 2010

 ☐Transition Report on Form 10-K
 ☐Transition Report on Form 20-F
 ☐Transition Report on Form 11-K
 ☐Transition Report on Form 10-Q
 ☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Perkins & Marie Callender's Inc.
Full Name of Registrant

Former Name if Applicable

6075 Poplar Avenue, Suite 800
Address of Principal Executive Office (Street and Number)
Memphis, Tennessee 38119
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  ☑

a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The audited financial statements of the Registrant for the year ended December 25, 2005 erroneously did not reflect a deferred tax liability relating to certain of the Registrant's intangibles and a corresponding offsetting increase in goodwill.  The Registrant is in the process of calculating the amount of the deferred tax liability and determining its impact on the Registrant's financial statements for all periods since 2005 through the quarter ended April 18, 2010.  If such error is considered material to prior periods, the Company expects to file the required restated financial statements as soon as practicable.  The Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 18, 2010 was due to be filed with the SEC on June 2, 2010.  We became aware of the error on June 1, 2010, and are unable to complete the foregoing analysis by the prescribed due date.

PART IV-- OTHER INFORMATION

1)	Name and telephone number of person to contact in regard to this notification

Fred T. Grant, Jr.	(901)	766-6400
(Name)	(Area Code)	(Telephone Number)

2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    ☑Yes  ☐No

3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Preliminary Selected Financial Information -Exhibit A annexed hereto and incorporated herein by reference.

PERKINS & MARIE CALLENDER'S INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 3, 2010	By /s/ Fred T. Grant, Jr Name: Fred T. Grant, Jr. Title: Executive Vice President and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Exhibit A

Perkins & Marie Callender’s Inc. Preliminary Selected Financial Information for the Quarter Ended April 18, 2010

Pending the filing of the quarterly report, the Company has determined to report only preliminary selected financial information for the quarters ended April 18, 2010 and April 19, 2009.

Revenues in the first quarter of 2010 decreased 7.9% to $155.8 million from $169.2 million in the first quarter of 2009.  The decrease resulted from a $9.6 million decrease in sales in the restaurant segment, a $0.3 million decrease in the franchise segment and a $3.9 million decrease in the Foxtail segment, partially offset by a $0.4 million increase in licensing and other revenues.  Company-owned Perkins comparable restaurant sales decreased by 5.7% and Company-owned Marie Callender’s comparable restaurant sales decreased by 8.7% in the first quarter of 2010 as compared to the first quarter of 2009.

Food cost for the quarter ended April 18, 2010 decreased to 25.3% of food sales from 26.7% for the quarter ended April 19, 2009.  Restaurant segment food cost was down by 0.3 percentage points to 25.7% of food sales in the quarter ended April 18, 2010, primarily due to lower commodity costs, particularly red meat, poultry, dry goods, produce and dairy products.  In the Foxtail segment, food cost decreased to 53.6% of food sales in the first quarter of 2010 from 57.7% in the first quarter of 2009, primarily due to higher sales margins and improved pie manufacturing efficiencies.

Labor and benefits costs, as a percentage of total revenues, increased by 1.5 percentage points to 34.2% in the first quarter of 2010 as compared to the prior year’s first quarter.  The labor and benefits ratio increased by 1.4 percentage points in the restaurant segment due to a greater impact from fixed store management costs and higher employee insurance costs, while the Foxtail segment labor and benefits expense decreased slightly from 14.0% in the first quarter of 2009 to 13.9% in the first quarter of 2010.

Operating expenses for the quarter ended April 18, 2010 were $43.7 million, or 28.1% of total revenues, compared to $45.7 million, or 27.0% of total revenues in the quarter ended April 19, 2009.  Restaurant segment operating expenses increased by 0.9 percentage points to 29.7% of restaurant sales in the first quarter of 2010, due primarily to the decline in revenues.  Operating expenses in the Foxtail segment decreased by 0.4 percentage points to 12.3% of segment food sales, due primarily to lower non-production labor and maintenance costs.

General and administrative expenses were 9.1% of total revenues, an increase of 0.8 percentage points from the first quarter of 2009.  The percentage increase results from the decrease in total revenues, as overall G&A expenses essentially remained flat during the first quarter of 2010.

Depreciation and amortization was 4.4% and 4.3% of revenues in the first quarters of 2010 and 2009, respectively.

Interest, net was 8.7% of revenues in the quarter ended April 18, 2010, compared to 8.0% in the quarter ended April 19, 2009.  The 0.7 percentage point increase was primarily due to an approximate $5.4 million increase in the average debt outstanding during the first quarter of 2010 and lower revenues as compared to 2009.

Preliminary selected financial information for the quarters ended April 18, 2010 and April 19, 2009 is presented below:

PRELIMINARY SELECTED FINANCIAL INFORMATION
(Unaudited)
(In thousands)
	Quarter	Quarter
	Ended	Ended
	April 18, 2010	April 19, 2009

TOTAL REVENUES	$155,805	169,253

SELECTED COSTS AND EXPENSES:
Cost of sales (excluding depreciation shown below):
Food cost	37,282	42,974
Labor and benefits	53,362	55,325
Operating expenses	43,735	45,701
General and administrative	14,106	14,089
Depreciation and amortization	6,906	7,356
Interest, net	13,565	13,615